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                                                               Exhibit 23(h)(iv)

                          EXPENSE LIMITATION AGREEMENT

     THIS EXPENSE LIMITATION AGREEMENT is made as of the 30th day of June, 2000 by and between BT INSTITUTIONAL FUNDS, a Massachusetts Business trust (the "Trust"), and BANKERS TRUST, a New York corporation (the "Adviser"), with respect to the following:

     WHEREAS, the Adviser serves as BT Institutional Funds' Investment Adviser pursuant to an Investment Advisory Agreement dated June 4, 2000, and the Adviser serves as the Trust's Administrator pursuant to an Administration and Services Agreement dated October 28, 1992, as amended, (collectively, the "Agreements"); and

     WHEREAS, the Adviser has voluntarily agreed, under the Agreements, to waive its fees and reimburse expenses so that the total operating expenses for the Trust will not exceed the percentage of average daily net assets as set forth on Exhibit A; and

     WHEREAS, the Trust and the Adviser desire to formalize this voluntary fee waiver and expense reimbursement arrangement for the 16-month period beginning on June 30, 2000 and ending on October 28, 2001.

     NOW, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt whereof is hereby acknowledged, the parties hereto agree as follows:

1. The Adviser agrees to waive its fees and reimburse expenses for a 16-month period from June 30, 2000 to October 28, 2001 to the extent necessary so that each Fund's total annual operating expenses do not exceed the percentage of average daily net assets set forth on Exhibit A.

2. Upon the termination of the Investment Advisory Agreement or the Administration Agreement, this Agreement shall automatically terminate.

3. Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the Investment Company Act of 1940 (the "1940 Act") shall be resolved by reference to such term or provision of the 1940 Act and to interpretations thereof, if any, by the United States
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     Courts or in the absence of any controlling decision of any such court, by rules, regulations or orders of the Securities and Exchange Commission ("SEC") issued pursuant to said Act. In addition, where the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is revised by rule, regulation or order of the SEC, such provision shall be deemed to incorporate the effect of such rule, regulation or order. Otherwise the provisions of this Agreement shall be interpreted in accordance with the laws of Massachusetts.
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     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate by their respective officers as of the day and year first above written.



                                                       BT INSTITUTIONAL FUNDS

Attest:         /s/ Amy M. Olmert                By:   /s/Daniel O. Hirsch
Name:           Amy M. Olmert                          Name: Daniel O. Hirsch
                                                       Title: Secretary



                                                       BANKERS TRUST COMPANY

Attest:         /s/ Amy M. Olmert                By:   /s/ Ross Youngman
Name:           Amy M. Olmert                          Name:  Ross Youngman
                                                       Title: Managing Director
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                                    Exhibit A

                                            Total Fund Operating Expenses
Fund                               (as a percentage of average daily net assets)
----                               ---------------------------------------------


Institutional Daily Assets Fund                        0.12%